Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 17, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dice Holdings, Inc. Amendment No. 1

Registration Statement on Form S-1 (File No. 333-141876)

Ladies and Gentlemen:

On behalf of Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1” ) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2007.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated May 3, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please include all information that is not subject to Rule 430A in the next amendment, or as soon as possible, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

Dice Holdings, Inc.

Response to Comment 1

The Company will include all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered, on the prospectus cover page, as well as in the body of the prospectus, in a subsequent pre-effective amendment as soon as possible. The Company understands that the Staff will need adequate time to review this information once it is provided to the Staff. The Company has informed us that it further acknowledges that it must file the amendment containing such information prior to circulating the prospectus.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response to Comment 2

The Company understands that all exhibits are subject to review by the Staff and that the Staff may have comments on the legal opinion and other exhibits that are filed. Accordingly, the Company is filing as many exhibits as is feasible at this time and will file the remainder of exhibits in a subsequent pre-effective amendment as soon as possible. The Company will allow the Staff sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

3.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Response to Comment 3

The Company will arrange to have the NASD call the Staff or provide the Staff with a letter indicating the NASD has cleared the filing prior to the effectiveness of the registration statement.

4.	Please do not use smaller type in tables and footnotes as you do on pages 7-10, 38, 44-46, 94 and 95, for example.

Dice Holdings, Inc.

Response to Comment 4

The registration statement has been revised in response to the Staff’s comment. Please see pages 10-15, 38-40, 45-48 and 116-118 to Amendment No. 1.

Prospectus Summary, page 1

5.	Please present a more balanced discussion of your company, value proposition, benefits, and strategy with the risks that face your company. For example, where you discuss your operating income, also discuss your net losses. Also discuss your bankruptcy, significant debt, and goodwill.

Response to Comment 5

The registration statement has been revised in response to the Staff’s comment to present a more balanced discussion of the Company. For example, see the Prospectus Summary to Amendment No. 1.

6.	Please disclose the dividend payments and the reasons for issuing them in light of your net losses and significant debt.

Response to Comment 6

The registration statement has been revised in response to the Staff’s comment. Please see page 5 to Amendment No. 1.

7.	Please disclose the total compensation or other remuneration that each of your directors, executive officers and key employees received or will receive from:

•	cash distributions in 2006 and 2007.

•	equity awards granted prior to and in connection with the offering,

•	any proceeds of this offering.

Response to Comment 7

In response to the Staff’s comment, the Company has revised the registration statement to include a table on page 119 detailing the cash distributions received by each of its directors and executive officers in connection with the 2006 Dividend and the 2007 Dividend and a cross reference in the Prospectus Summary to such table. Please see page 5 to Amendment No. 1. The Company has also revised the Prospectus Summary to include a cross-reference to the Principal and Selling Stockholder table, which table discloses the number of shares of common stock each of its executive officers will sell in the offering. Please see page 7 to Amendment No. 1. The Company has informed us that it no longer intends to grant stock options upon consummation of the offering.

Dice Holdings, Inc.

Corporate History and Information, page 5

8.	Disclose that Dice Inc. was once a public company that filed for bankruptcy in 2003.

Response to Comment 8

The registration statement has been revised in response to the Staff’s comment. Please see page 6 to Amendment No. 1.

9.	Please disclose that you will be considered a “controlled” company under the New York Stock Exchange rules and what that means with respect to your corporate governance.

Response to Comment 9

The registration statement has been revised in response to the Staff’s comment. Please see page 6 to Amendment No. 1.

The Offering, page 6

10.	Please disclose the terms of the stock options you intend to grant upon consummation of the offering.

Response to Comment 10

The registration statement has been revised to reflect that the Company no longer intends to grant stock options upon consummation of the offering. Please see pages 8, 36 and 127 to Amendment No. 1.

Summary of Historical and Pro Forma Combined Consolidated Financial and Other Data, page 7

11.	We note you include “adjusted EBITDA” as an operating performance measure. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain how the elimination of stock compensation expense, the elimination of the impairment of long-lived assets, and the adjustment to reflect income based on amounts that were properly excluded from the purchase allocation results is a useful measure of operating performance.

Response to Comment 11

The Company has revised the registration statement to remove its presentation of EBITDA and to clarify that Adjusted EBITDA is the primary measure used by management to gauge the Company’s liquidity. Please see pages 13-14 and 75-76 to Amendment No. 1.

Dice Holdings, Inc.

12.	We further note your statement that EBITDA is being presented because covenants in your Amended and Restated Credit Facility contain ratios based on this measure. If you believe these covenants are material to an investor’s understanding of your financial condition and/or liquidity, please remove this statement and disclose each of the measures as calculated by the debt covenants and address each disclosure item set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response to Comment 12

The Company has removed its presentation of EBITDA from the registration statement and has revised the registration statement to clarify that Adjusted EBITDA is the primary metric used under the covenants in its Amended and Restated Credit Facility to calculate financial covenants. The Company has also revised the Prospectus to address the disclosure items set forth in Question 10 of the Commission’s Frequently Asked Questions Regarding the use of Non-GAAP Measures. Please see pages 13-14 and 75-76 to Amendment No. 1.

13.	In addition to presenting EBITDA and Adjusted EBITDA as operating performance measures, it also appears you are presenting this measure as a liquidity measure, as you have made reference to the measure being useful to investors regarding your ability to meet future debt service, capital expenditures and working capital requirements and to fund future growth. Please revise your disclosure to clarify the purpose for the presentations. Furthermore, depending on your determination as to the purpose, please also revise your disclosure, as appropriate, to provide the following, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:”

•	Performance measure: Please state the economic substance behind management’s decision to use EBITDA and Adjusted EBITDA as operating performance measures.

•	Performance measure: If you continue to present Adjusted EBITDA, expand your discussion of the limitations to address how the exclusion of the additional adjustments limits the usefulness.

•	Performance measure: State how you compensate for the material limitations of using EBITDA and Adjusted EBITDA.

•

Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors. Your statement addresses how the measures are useful to investors in terms of a liquidity measure and not an operating performance measure.

•	Liquidity measure: Reconcile EBITDA and Adjusted EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure.

Dice Holdings, Inc.

Response to Comment 13

The Company has revised the registration statement to clarify that Adjusted EBITDA is the primary measure used by management to gauge its liquidity. The Company has included a reconciliation of Adjusted EBITDA to cash flows from operating activities in response to the Staff’s comment. Please see pages 13-15 to Amendment No.1.

Risk Factors, page 11

14.	All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the sentence of the first paragraph relating to unidentified risks.

Response to Comment 14

The registration statement has been revised in response to the Staff’s comment. Please see page 16 to Amendment No. 1.

15.	Please add a risk factor regarding your 2003 bankruptcy and the events that led to the bankruptcy.

Response to Comment 15

The registration statement has been revised in response to the Staff’s comment. The Company has added a discussion of its 2003 bankruptcy within the Risk Factor “Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses in periods prior to 2003 led us to declare bankruptcy in early 2003.” This risk factor was added to the registration statement in response to comment 16. Please see page 22 to Amendment No.1. In addition, the Company also discusses the bankruptcy under the Risk Factor “We may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.” Please see page 17 to Amendment No. 1.

16.	Please add a risk factor regarding your net losses in 2005 and 2006.

Response to Comment 16

The registration statement has been revised in response to the Staff’s comment to add a risk factor regarding its net losses in 2005 and pro forma net losses in 2006. Please see page 22 to Amendment No. 1.

We have a substantial amount of indebtedness…, page 15

17.	Quantify the maximum amount of additional debt you can incur under your debt instruments.

Response to Comment 17

The registration statement has been revised in response to the Staff’s comment. Please see page 20 to Amendment No. 1.

Dice Holdings, Inc.

18.	Please quantify your annual debt service costs, and disclose the impact of a 1% change in the interest rate applicable to your variable rate debt.

Response to Comment 18

The registration statement has been revised in response to the Staff’s comment. Please see page 21 to Amendment No. 1.

19.	Disclose that you used borrowings to pay dividends and quantify these amounts.

Response to Comment 19

The registration statement has been revised in response to the Staff’s comment. Please see page 20 to Amendment No. 1.

Failure to establish and maintain effective internal control…, page 20

20.	Please disclose whether you have identified any material deficiencies related to your disclosure controls or internal controls.

Response to Comment 20

The registration statement has been revised in response to the Staff’s comment. Please see page 26 to Amendment No. 1.

Use of Proceeds, page 27

21.	Please quantify the amount of proceeds you plan to use to repay outstanding debt.

Response to Comment 21

The registration statement has been revised in response to the Staff’s comment. The Company is still in the process of determining the amount of proceeds from the offering it will use to repay outstanding debt and accordingly has left this amount blank in Amendment No. 1. The Company will include such amount in a subsequent pre-effective amendment as soon as the amount of proceeds it plans to use to repay its outstanding debt is determined. Please see page 33 to Amendment No. 1.

22.	Since you intend to discharge debt that was incurred within one year, describe how you used the proceeds of such debt. See Instruction 4 to Item 504 of Regulation S-K.

Dice Holdings, Inc.

Response to Comment 22

The registration statement has been revised in response to the Staff’s comment. Please see page 33 to Amendment No. 1.

23.	We note that you have only reflected the acquisition of eFinancial Group and the disposition of eFinancialNews in your pro forma financial statement. Please also include the following transactions in your pro forma financial statements:

•

As you intend to use the proceeds from the initial public offering of your equity securities to repay certain indebtedness, which will materially change your capital structure, please reflect the change in your capital structure as of and for the fiscal year ended December 31, 2006. Please note that if actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates.

•	The dividend payment made on March 23, 2007, to your equity holders and holders of vested stock options, including the additional borrowings under the amended and restated credit facility.

•	Conversion of the Series A convertible preferred stock into common stock.

•	Issuance of stock options to be granted upon consummation of the offering to employees.

Refer to Rules 11-01(a)(8) and 11-02(b) of Regulation S-X for guidance.

Response to Comment 23

The registration statement has been revised in response to the Staff’s comment. The Company is still in the process of determining the amount of proceeds from the offering that will be used to repay its outstanding indebtedness and the impact this will have on its capital structure. Accordingly, such information has been left blank in Amendment No. 1, but will be included in a subsequent pre-effective amendment as soon as this information has been determined. Please see pages 37-40 to Amendment No. 1. The Company has asked us to inform you that it does not intend to issue stock options upon consummation of the offering and therefore has not included such transaction in its pro forma financial statements.

24.	Please revise your introduction to the pro forma financial statements to explain all of the transactions being reflected in the pro forma financial statements. You currently note that the pro forma financial statements reflect the acquisition of eFinancialGroup. You should also discuss the disposition of eFinancialNews and the other transactions noted in our previous comment. Refer to Rule 11-02(b)(2) of Regulation S-X.

Response to Comment 24

The registration statement has been revised in response to the Staff’s comment. The Company has not yet determined the terms of the expected stock split or the estimated use of proceeds from this offering. Accordingly, certain pro forma information has been left blank in Amendment No. 1, but will be included in a subsequent pre-effective amendment as soon as this information has been determined. Please see page 37 to Amendment No. 1 and footnotes 5 and 6 on pages 42-43 to Amendment No. 1.

Dice Holdings, Inc.

25.	Please revise the pro forma statement of operations to present dividends related to your Series A convertible preferred stock and loss attributable to common stockholders.

Response to Comment 25

The registration statement has been revised in response to the Staff’s comment. Please see pages 39-40 to Amendment No. 1.

26.	Please revise the pro forma statement of operations to present pro forma EPS.

Response to Comment 26

The registration statement has been revised in response to the Staff’s comment. The Company is still in the process of determining the terms of the expected stock split. Accordingly, although the Company has included pro forma EPS in its pro forma statement of operations, such information has been left blank in Amendment No. 1. Please see pages 39-40 to Amendment No. 1.

27.	We note that the purchase price allocation for your acquisition of eFinancialGroup is substantially complete and that you are presenting the initial purchase price allocation. Please disclose the events or activities that must occur for the allocation to be final and when the allocation is expected to be final.

Response to Comment 27

The registration statement has been revised in response to the Staff’s comment. Please see page 41 to Amendment No. 1.

28.	Please revise notes 2 and 3 to clarify that the financial information presented for eFinancialGroup and eFinancialNews is in accordance with US GAAP.

Response to Comment 28

The registration statement has been revised in response to the Staff’s comment. Please page 42 to Amendment No. 1.

29.	Please either separately present on the face of the pro forma statement of operation the interest expense adjustments described in notes 4(b) and 4(c) or state the adjustment amounts within the footnote disclosure.

Response to Comment 29

The registration statement has been revised in response to the Staff’s comment. Please see page 42 to Amendment No. 1.

30.	For note 4(c), please state the period over which you are amortizing the deferred financing costs.

Dice Holdings, Inc.

Response to Comment 30

The registration statement has been revised in response to the Staff’s comment. Please see page 42 to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

31.	Please explain in greater detail the events that led to the bankruptcy and the parties involved with and the terms of the reorganization.

Response to Comment 31

The registration statement has been revised in response to the Staff’s comment. Please see page 49 to Amendment No. 1.

Critical Accounting Policies, page 41

32.	Please tell us what consideration you gave to including estimates of the fair value of acquired assets and liabilities and the realizability of your deferred tax assets. In this regard, we note your disclosure on page F-10 that you believe these two estimates to be significant to your financial statements.

Response to Comment 32

The registration statement has been revised in response to the Staff’s comment. Please see pages 52-53 and 54 to Amendment No. 1.

33.	Please address each of the following points regarding your disclosure for goodwill and intangible assets:

•

Clarify that you test indefinite-lived intangible assets for impairment separately from goodwill on an annual basis or whenever events or circumstances occur. Also, separately discuss the methods for testing for impairment, the assumptions used, and the sensitivity of those assumptions for indefinite-lived intangible assets and goodwill.

•

Revise your disclosure to clarify what you mean by “reporting segment” in terms of testing goodwill for impairment. Specifically, revise your disclosure to state that you test for goodwill impairment at the reporting unit level, including a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.

•

Provide a description of the valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions. Such assumptions should include for a discounted cash flow method, the discount rate used, the revenue growth rates and the operating profit margin, at a minimum. For a comparable business method, an assumption would include the EBITDA multiple used.

Dice Holdings, Inc.

•

Disclose your method for testing your indefinite-lived intangible assets for impairment, the material assumptions used and the sensitivity of those assumptions. Also, disclose how you determined your Dice trademarks and brand names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Response to Comment 33

The registration statement has been revised in response to the Staff’s comment. Please see pages 53-54 to Amendment No. 1.

34.	We note that for estimating the fair value of stock options you used the average historical volatility rate for a similar entity in your Black-Scholes option-pricing model. Please tell us the name of this entity and explain how you determined this entity is representative of Dice. Tell us the interval and duration of stock prices used to calculate the representative company’s volatility. If you made adjustments to the average historical volatility rate for this entity, please disclose the adjustments made and the reasons for the adjustments.

Response to Comment 34

The Company has informed us that for purposes of estimating the fair value of stock options in its Black-Scholes option-pricing model it used the average historical volatility rate for Monster Worldwide, Inc. The Company has advised us that it determined that this entity is representative of the Company because both Monster Worldwide, Inc. and the Company operate online career websites and job boards. Monster Worldwide, Inc.’s volatility for 2005 was obtained from their Form 10-K for the fiscal year ended December 31, 2005 and their volatility for 2006 was obtained from a third party source. The interval and duration of stock prices used to calculate the representative company’s volatility for 2006 was monthly over four years. No adjustments to the average historical volatility rate for this entity were made.

35.	Regarding your disclosure for estimating the fair value of your common stock in connection with granting of stock options, please revise your disclosure to provide a comprehensive analysis of how you estimated the fair value of common stock for each stock option grant date within the last fiscal year through the IPO. Your current disclosure appears to only address the stock options granted on May 2, 2006. At a minimum, your disclosure should include the following:

•

A description of how you estimate the fair value of your common stock. When two methodologies are used, please explain why both methodologies are being used, how you are weighting each of the methodologies, and how you determined such weighting is appropriate.

Dice Holdings, Inc.

•

A comprehensive discussion of the significant underlying factors and assumptions used in determining the fair value of your common stock. We note that for at least the May 2, 2006 grant date, you utilized the guideline companies approach; please tell us the companies used to arrive at the market multiple.

•	State whether the determination of the fair value of your common stock was performed contemporaneously or retrospectively with the issuances of stock options.

•

If you rolled forward the estimated fair value of common stock from one grant date to the next, state the significant changes in the financial information used to estimate the fair value of your common stock between each of the periods.

•

Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock at the most recent grant date and the estimated IPO price.

Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Response to Comment 35

The registration statement has been revised in response to the Staff’s comment. Please see page 55 to Amendment No. 1. Once the estimated IPO price is determined the Company will expand its disclosure to address each significant factor contributing to the difference between the fair value of its common stock at the most recent grant date and the estimated IPO price. The Company has informed us that in using the guideline companies approach, the companies it used to arrive at the market multiple were: Monster Worldwide, Inc., CNET Networks, Inc., Workstream, Inc., HouseValues, Inc., ZipRealty, Inc. and priceline.com, Inc. The Company has also asked us to inform you that the determination of the fair value of its common stock was performed contemporaneously with the issuances of stock options and that it did not roll forward the estimated fair value of common stock from one grant date to the next.

Results of Operations, page 43

36.	We note that you have presented combined financial information for fiscal year 2005. Please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. As you note, the two periods you have combined are not comparable due to the impacts associated with the purchase price allocation. Please note that you should fully discuss the predecessor and successor periods for fiscal year 2005, addressing any material items, events, transactions, et cetera that occurred in each period.

Dice Holdings, Inc.

Response to Comment 36

The Company believes that the presentation of the combined 2005 financial information is more meaningful and helpful to an investor’s understanding of the Company’s results of operations than separate 8-month predecessor and 4-month successor periods. While the Company acknowledges that this presentation is not in accordance with GAAP, in Securities Act Release No. 8350 (December 29, 2003), the Commission stated that:

“the MD&A requirements are intended to satisfy three principal objectives:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.”

For the following reasons, the Company believes that using the “combined” 2005 financial information in its MD&A is more consistent with these objectives than using the “uncombined” 8-month predecessor period and 4-month successor period would be:

1.	The results of operations for both Dice Inc. and the Company reflect the results of the same business and operations and also reflect the decision making of the same management team. The 2005 Acquisition did not result in any change in the underlying operations of Dice Inc. nor did it result in any changes to the management team. Additionally, the 2005 Acquisition did not result in customer losses or gains, headcount reductions or increases, restructurings, or other changes in the ongoing business of Dice Inc. The Company has informed us that because of this consistency, the Company’s management only considers the “combined” 2005 financial information in assessing the Company’s performance and year-over-year results and that they do not consider the 8-month predecessor period and 4-month successor period on a stand-alone or “uncombined” basis. Therefore, presenting the combined approach allows investors to analyze and assess the performance of the Company on the same basis as management. In addition, management presents the Company’s results of operations to the Company’s Board of Directors on a “combined” basis.

2.

There are no comparable periods in any other fiscal year against which investors may make meaningful comparisons to the 8-month predecessor period or the 4-month successor period, which essentially makes any comparison using the predecessor and successor periods confusing and difficult for potential investors to understand. Accordingly, the Company believes that presenting the “combined” periods is the most meaningful and relevant presentation to investors and also provides them with the most appropriate context to facilitate their

Dice Holdings, Inc.

understanding of its results of operations on a comparative basis among fiscal years 2004, 2005 and 2006. The Company also believes that due to the lack of comparable periods to the 8-month predecessor period or the 4-month successor period, the combined approach is the best way to provide information to investors to with which they could compare future periods.

3.	Although the purchase accounting adjustments had an effect on the Company’s financial statements as of and for the four month period ended December 31, 2005, most line items in the Company’s statement of operations for that period are not affected by the purchase accounting adjustments. Additionally, the Company believes that it has provided investors with adequate information to assess the affect the purchase accounting adjustments had on those line items most significantly affected by the adjustments (Revenues, Interest Expense and Amortization Expense). Accordingly, the Company believes that investors are able to easily understand the impact of the purchase accounting adjustments on the “combined” 2005 financial information.

4.

The predecessor data for the 8-month period ended August 31, 2005 and the successor financial data for 4-month period ended December 31, 2005, respectively, are already presented for investors in the Summary Historical and Pro Forma Combined Consolidated Financial and Other Data section beginning on page 9 of the Prospectus, in the Selected Consolidated Financial Data section beginning on page 45 of the Prospectus and within the introduction to Results of Operations section in the MD&A on pages 56-58 of the Prospectus. The Company believes that the prominent display of the predecessor and successor results gives additional assurance that readers will understand the impact that the purchase accounting adjustments had on the Company’s results. The Company also believes that the presentation of the combined results for fiscal year 2005 on pages 57-58 for purposes only of the MD&A presentation and discussion is appropriate under Item 303 of Regulation S-K because it is the most meaningful way to “enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations.” (See Instruction 1 to Item 303(a) of Regulation S-K.)

37.	Please separately quantify the impact changes in volume and pricing have had on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

Response to Comment 37

The registration statement has been revised in response to the Staff’s comment. Please see pages 59, 64 and 69 to Amendment No. 1.

38.	We note your discussion on page 12 regarding the significant impact unemployment rates and availability of jobs has on your results of operations. Please revise your disclosure to provide a discussion and analysis of all the material factors impacting your results of operations. Please also note that you have a responsibility to disclose all uncertain trends that could impact your future results as well.

Dice Holdings, Inc.

Response to Comment 38

The registration statement has been revised in response to the Staff’s comment. Please see page 51 to Amendment No. 1.

39.	Please revise your disclosure to discuss any material product development activities that have occurred during the period, including the impact or expected impact these activities have had or will have on your results of operations.

Response to Comment 39

The Company has informed us that no material product development activities occurred during the period presented and that no material product development activities are currently contemplated. Accordingly, the Company’s results of operations for the period presented were not affected by product development activities and the Company does not expect that these activities will impact its results of operations over the near term.

40.	Considering sales and marketing expenses is the largest expense item impacting your operating results and also has a significant impact on revenue generation, please provide a more comprehensive discussion and analysis of the material marketing efforts that have occurred during the period and the impact those efforts have had on your businesses.

Response to Comment 40

The registration statement has been revised in response to the Staff’s comment. Please see pages 60 and 65 to Amendment No. 1.

41.	Please revise your disclosure for the decrease in your effective tax rate to provide a more comprehensive explanation for each period presented of the factors impacting your effective tax rate for the period. In this regard, we note that you attribute the decrease to lower taxable income; however, you attribute the increase in income tax expense to an increase in income before taxes.

Response to Comment 41

The registration statement has been revised in response to the Staff’s comment to add a table reconciling the effective tax rate, which provides a more comprehensive disclosure for each period presented of the factors impacting the Company’s effective tax rate for such period. Please see pages 67 and 71 to Amendment No. 1.

Dice Holdings, Inc.

Liquidity and Capital Resources, page 53

42.	Please revise your disclosure for operating activities to include a comprehensive discussion regarding the significant increase in accounts receivable that explains why the increase exceeds the increase in revenues and addresses any increase in collection time.

Response to Comment 42

The registration statement has been revised in response to the Staff’s comment. Please see page 73 to Amendment No. 1.

Amended and Restated Credit Facility, page 55

43.	Given that you are highly leveraged, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Also, please state whether or not you were in compliance with these financial covenants for the most recent period.

Response to Comment 43

The registration statement has been revised in response to the Staff’s comment to include a discussion of its material financial debt covenants and to indicate that the Company was in compliance with the financial debt covenants contained in its Amended and Restated Credit Facility as of March 31, 2007. The Company has also revised the registration statement to add a cross-reference to a discussion of the actual ratio amounts for the most recent fiscal year elsewhere in the MD&A. For a discussion of the Company’s material financial debt covenants, including the actual ratio amounts for the most recent period presented, please see pages 74-76 to Amendment No. 1.

Business, page 59

44.	Please include a discussion of the general development of your business over the last five years, as required by Item 101(a) of Regulation S-K. This should include a discussion of your bankruptcy, reorganization, acquisition by the principal shareholders and other significant corporate transactions.

Response to Comment 44

The registration statement has been revised in response to the Staff’s comment. Please see pages 79-80 to Amendment No. 1.

Dice Holdings, Inc.

Intellectual Property, page 67

45.	Please disclose the duration and effect of all patents, trademarks and licenses held. See Item 101(c)(I)(iv) of Regulation S-K. Discuss how you may be affected by the fact that some of your copyrights, trademarks and/or service marks have not been registered in the US and/or other jurisdictions.

Response to Comment 45

The Company has informed us that it does not hold any patents. The registration statement has been revised in response to the Staff’s comment to disclose the duration of the material trademarks it holds and to disclose how it might be affected by the fact that some of its copyrights, trademarks and/or service marks have not been registered in the US and/or other jurisdictions. Please see pages 87-88 to Amendment No. 1.

Management, page 70

46.	Please briefly describe any arrangement or understanding between any officers or directors pursuant to which he was selected as an officer or director. See Item 401 of Regulation S-K. We note your disclosure that the stockholders agreement contains provisions related to the structure of your board.

Response to Comment 46

The registration statement has been revised in response to the Staff’s comment. Please see page 93 to Amendment No. 1.

47.	Please describe the Dice bankruptcy proceedings in the biographies of the executive officers who were executive officers at or within two years before the time of the bankruptcy filing. See Item 401(f)(1) of Regulation S-K.

Response to Comment 47

The registration statement has been revised in response to the Staff’s comment to describe within the biography of each executive officer that they were an executive officer at or within two years before the time of the bankruptcy filing and to include a cross-reference to a more complete description of the bankruptcy proceedings. Please see pages 90-91 to Amendment No. 1.

Compensation Discussion and Analysis, page 74

48.

Please briefly explain what the Radford Studies are, and why the compensation committee elects to use the Radford Studies as a basis for comparing and setting executive compensation for the named executive officers. Please also clarify whether the Radford Studies are used to

Dice Holdings, Inc.

compare all compensation or individual elements of compensation payable to the officers. We note your statement under “Benchmarking” that the studies are sometimes used when a named executive officer is scheduled to receive his or her annual raise.

Response to Comment 48

The registration statement has been revised in response to the Staff’s comment. Please see page 96 to Amendment No. 1.

The Process of Setting Executive Compensation, page 74

49.	Disclosure in this section states that the compensation committee establishes “targeted total compensation levels (i.e., maximum achievable compensation),” but also that the size of one individual element of compensation does not affect the size of the other. As total compensation would encompass all elements of compensation, please explain why there is no relationship between the size of each of the individual elements.

Response to Comment 49

The registration statement has been revised in response to the Staff’s comment to clarify that the size of one individual element of compensation does, in some respects, affect the Compensation Committee’s determination of what the targeted amount of other components of compensation should be. Please see page 95 to Amendment No. 1.

50.	Please elaborate on how the compensation committee ensures that “appropriate equity” exists in the compensation levels among the named executive officers. In this regard, please clarify how Mr. Melland’s compensation, performance targets and objectives are set. We note that he makes recommendations to the committee for other executive officers. Is his compensation then set in relation to the recommendations he makes or the determinations that the compensation committee makes regarding the other officers’ compensation?

Response to Comment 50

The registration statement has been revised in response to the Staff’s comment. Please see page 96 to Amendment No. 1.

Management’s Role in the Compensation Setting Process, page 75

51.	We note that Mr. Melland plays a significant role in the compensation-setting process. Please disclose whether the compensation committee approved Mr. Melland’s and Mr. Durney’s recommendations for salary, bonus and option awards for 2006, or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

Dice Holdings, Inc.

Response to Comment 51

The registration statement has been revised in response to the Staff’s comment. Please see page 96 to Amendment No. 1.

Senior Bonus Plan, page 76

52.	We note that 35% of the bonus pool is funded according to attainment of the Adjusted EBITDA target, but your discussion does not indicate that the amount of the pool increases in relation to meeting or exceeding this target. Please clarify how the amount of the pool is determined.

Response to Comment 52

The registration statement has been revised in response to the Staff’s comment. Please see page 97 to Amendment No. 1.

53.	Please elaborate on how you determine what percentage to apply to an executive’s salary to increase the bonus pool upon attainment of the budget target revenue. Please also explain what you mean when you refer to an executive’s “target rate” and “target bonus amount” and explain how these amounts affect the size of the bonus pool.

Response to Comment 53

The registration statement has been revised in response to the Staff’s comment. Please see pages 97-98 to Amendment No. 1.

54.	Most of the discussion in this section seems to explain how the amount of the bonus pool is calculated, but not how the amounts are ultimately allocated among the executives. Please clarify if, once the amount of the pool is calculated, the executives receive bonus in proportion to their relative contributions in the bonus pool calculation, or if the committee then uses discretion to allocate amounts from the pool to each of the officers in greater or lesser amounts based on the listed performance goals and objectives.

Response to Comment 54

The registration statement has been revised in response to the Staff’s comment. Please see page 98 to Amendment No. 1.

55.	Please clarify the extent to which the listed performance goals and objectives for each officer are measured objectively, or whether the committee uses discretion to determine whether those goals and objectives have been met.

Dice Holdings, Inc.

Response to Comment 55

The registration statement has been revised in response to the Staff’s comment. Please see page 98 to Amendment No. 1.

Incentive Plans – Cash Incentive Plan, page 87

56.	Please remove the statement that the disclosure is qualified and incorporated by reference to the copy of the plan filed as an exhibit to the registration statement. You may qualify disclosure in a prospectus and incorporate by reference only to the extent provided by the form and Rule 411(a) of Regulation C.

Response to Comment 56

The registration statement has been revised in response to the Staff’s comment. Please see page 109 to Amendment No. 1.

Related Party Transactions Policies and Procedures, page 99

57.	Please elaborate on your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.

Response to Comment 57

The registration statement has been revised in response to the Staff’s comment. Please see pages 121-122 to Amendment No. 1.

Principal and Selling Stockholders, page 94

58.	Since Messrs. Hodgson and Levy are managing directors of General Atlantic and Messrs. Ezersky and Nordhaus are managing members of QCP GP Investors, please tell us why you did not include the shares held by those shareholders as also beneficially held by the applicable managing directors. Alternatively, please revise the table to include those shares in the rows for these managing directors.

Response to Comment 58

The registration statement has been revised in response to the Staff’s comment. Please see pages 116-118 to Amendment No. 1.

Dice Holdings, Inc.

Certain U.S. Federal Tax Consequences, page 106

59.	Please revise the first sentence of this section to clarify that you are summarizing all material anticipated federal tax consequences. Please also remove the statement that the information is for “general information only.” This may suggest to investors that their ability to rely on this information is limited.

Response to Comment 59

The registration statement has been revised in response to the Staff’s comment. Please see pages 129 and 132 to Amendment No. 1.

Where You Can Find More Information, page 115

60.	Please remove the sentence in the middle of the paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Response to Comment 60

The registration statement has been revised in response to the Staff’s comment. Please see page 138 to Amendment No. 1.

Dice Holdings, Inc. Consolidated Financial Statements for the Year Ended December 31, 2006

General

61.	Please present on the face of your historical consolidated balance sheets a pro forma balance sheet that reflects the accrual of your 2007 dividend and the related reduction in stockholders’ equity so that a potential investor can clearly understand the impact of this capital transaction on your equity separate from any financing or other material transactions that have occurred subsequent to the balance sheet. Refer to SAB Topic 1:B.3 for guidance.

Response to Comment 61

The Company’s unaudited balance sheet as of March 31, 2007 on page F-29 to Amendment No.1 reflects the 2007 Dividend and related reduction in stockholders’ equity on its face. The Company believes the inclusion of the March 31, 2007 balance sheet eliminates the need to present a pro forma balance sheet for December 31, 2006 reflecting the accrual of the 2007 Dividend.

62.	We note that you used a portion of the proceeds of your Amended and Restated Credit Facility to pay a $107.9 million dividend to holders of

Dice Holdings, Inc.

common stock and Series A convertible preferred stock and paid $4.6 million to holders of vested stock options on March 23, 2007 and that you intend to use a portion of the proceeds from this offering to pay down this debt. When dividends are to be paid from the proceeds of the offering, we believe it is appropriate to include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend. Please provide such pro forma earnings per share information in your Summary Historical and Pro Forma Combined Consolidated Financial and Other Data as well as your footnote disclosure. Refer to SAB Topic 1:B.3 for guidance.

Response to Comment 62

The registration statement has been revised in response to the Staff’s comment. The Company is still in the process of determining the amount of proceeds from the offering it will use to repay outstanding debt and the terms of the expected stock split. Accordingly, although the Company has included pro forma earnings per share information in “Summary Historical and Pro Forma Combined Consolidated Financial and Other Data” in the Prospectus, such information has been left blank in Amendment No. 1. The Company will include such information in a subsequent pre-effective amendment as soon as the amount of proceeds it plans to use to repay its outstanding debt and the terms of the expected stock split are determined. Please see page 12 to Amendment No. 1.

63.	We also note that you paid $11.2 million in dividends to the holders of Series A convertible preferred stock during April 2006, which exceeded earnings for fiscal year 2006. Please tell us what consideration you gave to presenting pro forma EPS for the excess over earnings in accordance with SAB Topic 1:B.3. In this regard, please tell us the business purpose of paying this dividend to the preferred shareholders.

Response to Comment 63

The Company believes that under SAB Topic 1:B.3 it is appropriate that dividends either be given retroactive effect in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet when dividends exceed earnings in the current year, even though the stated use of proceeds is other than for the payment of dividends. Pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Since the terms of the expected stock split have not been determined at this time, the Company will include a presentation of pro forma earnings per share in a subsequent pre-effective amendment as soon as the terms of the stock split are finalized. The Company has advised us that the business purpose for paying the April 2006 dividend to its Series A convertible preferred stockholders was to provide such stockholders with a return on their investment due to the Company’s improved operating results.

Dice Holdings, Inc.

64.	We note that you intend to effect a stock split prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Refer to SAB Topic 4:C for guidance. If your auditors believe that only a “draft” report can be presented due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response to Comment 64

Currently, the Company’s Board of Directors has not determined the ratio for the stock split or approved the stock split. The Company has advised us that, upon approval of the stock split by the Board of Directors, it will include the necessary pro forma balance sheet and give retroactive effect to the stock split. At that time, the Company’s auditors will include the appropriate report.

2. Significant Accounting Policies, page F-7

65.	We note that you licensed trademarks, service marks, trade dress, trade secrets, content and similar proprietary rights to third parties. However, you have not included your policy for recognizing such fees in your audited footnotes. Please either include your policy in your footnote disclosure, or tell us why you do not believe such disclosure is required. Please also tell us where on your consolidated statements of operations you recognize such fees.

Response to Comment 65

The Company has advised us that it does not license trademarks, service marks, trade dress, trade secrets, content or similar proprietary rights to third parties for a fee. The Company does license to third parties, on a royalty-free basis, the right to use the content on its career websites. Accordingly, the Company has revised the registration statement to eliminate disclosure that would imply that it licenses its intellectual property to third parties pursuant to license agreements under which it receives a fee. Please see pages 23 and 87 to Amendment No. 1.

Dice Holdings, Inc.

66.	We note that you offer recruitment packages, which appear to include multiple revenue-generating activities. Such activities appear to include job listings, access to resume databases, advertisements, and other customer support services. However, your revenue recognition policy does not address arrangements with multiple arrangements. Please tell us what consideration you gave to the guidance in EITF 00-21 regarding your recruitment packages. If you are accounting for these packages under EITF 00-21, please revise your revenue recognition policy accordingly.

Response to Comment 66

The registration statement has been revised in response to the Staff’s comment. Please see page F-7 to Amendment No. 1.

67.	We note that your policy for recognizing revenue for the sale of classified job listings is ratably over the contract period or the period of actual usage, if shorter. Please tell us the instances in which revenue is not recognized ratably over the contract period and at what point in the revenue recognition process you begin recognizing revenue ratably over the period of actual usage. It should be clear from your response that your policy complies with US GAAP. If you have accelerated the revenue recognition by recognizing revenue ratably over the period of actual usage during any of the periods presented (successor and predecessor), please quantify the impact to revenues for your accounting and what consideration you gave to disclosing this information within MD&A.

Response to Comment 67

The Company has informed us that although it generally recognizes revenue from the sale of classified job listings ratably over the contract period, it will recognize revenue over the period of actual usage in instances where the customer uses a significant number of the classified job postings it purchased earlier in the contract period rather than on a pro rata basis throughout the term of the contract. The Company acknowledges that in those cases it recognizes revenue over the period of actual usage, which is shorter than the term of the contract. The Company has asked us to advise you that the amount of revenue recognized when the period of actual usage is shorter than the contract term is less than $85,000. The Company did not quantify such amount in its MD&A presentation because of the minimal impact to its revenues.

68.	Please confirm to us that you are not required to provide customers purchasing the CD-ROM test preparation exams with periodic updates.

Dice Holdings, Inc.

Response to Comment 68

The Company has informed us that it confirms that it is not required to provide customers purchasing CD-ROM test preparation exams with periodic updates. As disclosed in Amendment No. 1, the Company discontinued the operations of its MeasureUp division during the first quarter of 2007, which is the division that sold CD-ROM test preparations exams. As a result, the Company no longer sells CD-ROM test preparation exams.

69.	We note that you offer advertising services and that general website advertising does not generate a significant portion of your revenue. Please tell us the amount of revenue generated from advertisements for each period presented (successor and predecessor). If the revenue generated from advertisements, either sold separately or as part of your recruitment packages, is material to revenues, please revise your disclosures to include your policy for recognizing revenue related to advertisements.

Response to Comment 69

The Company has informed us that the amount of revenue generated from advertisements for the three months ended March 31, 2006 and 2007 and the fiscal years ended 2004, 2005 and 2006, was $269,000 and $409,000, respectively, and $930,000, $1,076,000 and $1,352,000, respectively, and $728,000 and $348,000 for the eight months ended August 31, 2005 and the four months ended December 31, 2005, respectively. The registration statement has been revised in response to the Staff’s comment to disclose the Company’s policy for recognizing revenue related to advertisements. Please see page F-8 to Amendment No. 1.

70.	We note from your disclosure on page 64 that eFinancialCareers.com also earns revenue from distribution agreements in which it “powers the job boards of an additional 40 websites in the finance sector.” Please revise your disclosure to include your policy for recognizing revenues from these distribution agreements.

Response to Comment 70

The Company has informed us that eFinancialCareers.com does not earn revenue from its distribution agreements to “power the job boards of an additional 40 websites in the finance sector.” The Company has revised the registration statement to clarify that such distribution agreements are not a source of revenue. Please see page 85 to Amendment No. 1.

71.	We note that you offer your customers sales discounts. Please provide us with an explanation of the sales discounts and any other consideration provided to your customers. We note that you recognize sales discounts as a reduction of accounts receivable. Please tell us how your accounting complies with EITF 01-9.

Dice Holdings, Inc.

Response to Comment 71

The registration statement has been revised in response to the Staff’s comment to explain the sales discounts and other consideration provided by the Company to its customers and to disclose how the Company’s accounting complies with EITF 01-9. Please see page F-7 to Amendment No. 1. The Company has informed us that customers’ sales discounts relate to differences in price due to longer term contracts with lower monthly sales. All contracts, regardless of duration, are recognized ratably over the contract period at the net amount.

Indefinite-Lived Acquired Intangible Assets, page F-9

72.	We note that you have classified the Dice trademarks and brand names as having an indefinite-life. We also note that you do have copyrights, trademarks and/or service marks that have not been registered. Please confirm to us that you have registered the Dice trademarks and brand names that are classified as having indefinite-lives.

Response to Comment 72

The Company has informed us that it has registered the Dice trademarks and brand names that are classified as having indefinite-lives.

3. Acquisition of Dice Inc., page F-12

73.	We note that you issued 111,800 shares of Series A convertible preferred stock with a stated fair value of $111.8 million on August 31, 2005, the date the acquisition of Dice closed, as part of the financing of the acquisition cost. Please revise your disclosure to state how you estimated the fair value of your Series A convertible preferred stock as of August 31, 2005 in accordance with paragraph 51.d of SFAS 141. Please also refer to paragraphs 20-23 of SFAS 141 for additional guidance.

Response to Comment 73

The Company has informed us that the 111,800 shares of Series A convertible preferred stock issued on August 31, 2005 were issued in exchange for cash and not in exchange for the assets of Dice Inc. The Company used the cash proceeds from the issuance of the Series A convertible stock to finance, in part, the 2005 Acquisition. The holders of Dice Inc.’s outstanding common stock, options and warrants did not receive any shares of the Company’s capital stock in exchange for their holdings; they only received cash. Since the Company issued the 111,800 shares of Series A convertible preferred stock in exchange for cash, the Company has informed us that it believes this equals the fair value of the shares issued on August 31, 2005 in accordance with paragraphs 51.d of SFAS 141. The registration statement has been revised to clarify that the Company received cash in exchange for the Series A convertible preferred stock it sold on August 31, 2005. See page F-13 to Amendment No. 1.

Dice Holdings, Inc.

74.	We note that you have identified technology as a separate intangible asset. Please tell us the composition of your technology asset including the corresponding amounts.

Response to Comment 74

The Company has informed us that the identified technology intangible asset is comprised solely of internally generated technology including the integration of the various software that forms the core search functionality.

75.	We note that as part of your acquisition of Dice on August 31, 2005, you acquired the database of resumes, which appears to be a significant aspect of your operations. However, it is unclear whether you identified this database as a separate intangible asset. Paragraph A27 of SFAS 141 contemplates that databases can be separate intangible assets from goodwill even without copyright protection. Please tell us what consideration you gave to recognizing an identifiable intangible asset for the resume databases. If you have included this intangible asset within technology, please tell us the amount allocated to the resume databases. Furthermore, if the resume database intangible is within technology, considering the amount of the technology intangible asset, the value assigned to the resume databases is considerably lower than what would be expected for an intangible asset that appears to be a significant aspect of your operations. As such, also provide us with a detailed explanation of how you estimated the fair value of the resume database.

Response to Comment 75

The Company has informed us that as part of the 2005 Acquisition, it acquired a database of resumes, which it identified as a separate intangible asset valued at $15.0 million. This asset is referred to as “Candidate database” in Note 3 to the Company’s financial statements on page F-14 of Amendment No. 1. The Company has advised us that as discussed in paragraph A27 of SFAS 141, even if the future economic benefit of a database does not arise from legal rights, it meets the separability criterion for recognition as an asset apart from goodwill. Based on this guidance, the Candidate database was identified as a separate intangible asset.

Dice Holdings, Inc.

76.	We note that you license to third parties trade secrets. If trade secrets are not included within your technology intangible asset, please tell us how you determined not to recognize a separate intangible asset for trade secrets. Refer to paragraph A28 of SFAS 141 for guidance.

Response to Comment 76

The Company has informed us that it does not license trade secrets to third parties. The Company has revised the registration statement to eliminate references to the licensing of trade secrets to third parties. Please see pages 23 and 87 to Amendment No.1.

4. Acquisition of eFinancialGroup Limited, page F-15

77.	We note that you issued 7,872 shares of Series A convertible preferred stock with a stated fair value of $25.2 million on October 31, 2006, the date the acquisition closed, as part of the financing of the acquisition cost. Please revise your disclosure to state how you estimated the fair value of your Series A convertible preferred stock as of August 31, 2005 in accordance with paragraph 51.d. of SFAS 141. Please also refer to paragraphs 20-23 of SFAS 141 for additional guidance.

Response to Comment 77

The registration statement has been revised in response to the Staff’s comment. Please see page F-15 to Amendment No. 1.

78.	Please tell us if you acquired resume databases with the acquisition of eFinancialGroup. If you did, please address the need for a separate intangible asset for the resume database, if you did not already include within the technology intangible asset. If you included resume databases within the technology intangible asset, please provide us with a detailed explanation of how you estimated the fair value of the resume database.

Response to Comment 78

The Company has informed us that as part of the eFinancialGroup Acquisition, it acquired a database of resumes. This intangible asset was identified as a separate intangible asset and is referred to as “Candidate database” in Note 4 to the Company’s financial statements on page F-16 of Amendment No. 1. The amount recognized for Candidate databases was $3.5 million. The Company has advised us that as discussed in paragraph A27 of SFAS 141, even if the future economic benefit of a database does not arise from legal rights, it meets the separability criterion for recognition as an asset apart from goodwill. Based on this guidance, the Candidate database was identified as a separate intangible asset.

Dice Holdings, Inc.

10. Convertible Preferred Stock, page F-21

79.	We note that you have issued and outstanding Series A convertible preferred stock on August 31, 2005 and October 31, 2006 for which the holder has the option to convert the preferred shares on a one-for-one basis into common stock. Please provide us with your analysis of how you determined the embedded conversion option is not required to be bifurcated, classified as a liability and marked-to-market each reporting period. Your analysis should clearly address paragraph 12 of SFAS 133 and EITF 00-19, as appropriate.

Response to Comment 79

Paragraph 12(a) of SFAS 133 states that an entity should not bifurcate an embedded derivative if its economic characteristics and risks are clearly and closely related to those of the host contract. Paragraph 60 of SFAS 133 adds that if the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract. The Company’s Series A convertible preferred stock (the host contract) contains an embedded option to convert into common stock, is not redeemable and has a liquidation preference. Holders of Series A convertible preferred stock only receive dividends if and when the holders of common stock receive dividends and are equal in rank with the holders of common stock in receiving dividends, which dividends are not cumulative. Accordingly, the Company believes because its Series A convertible preferred stock is not redeemable and the Series A convertible preferred stock (host contract) holds a residual interest in the Company, the conversion option should not be bifurcated. The Company has also informed us that EITF 00-19 does not apply.

80.	We note that the Series A convertible preferred stock has a liquidation preference of $1,000 per share. Please confirm to us that the liquidation preference disclosed is the same for all outstanding Series A convertible preferred stock. In this regard, we note that the Series A convertible preferred stock issued in connection with the eFinancialGroup acquisition was at a fair value of $3,198 per share.

Dice Holdings, Inc.

Response to Comment 80

The liquidation preference for all outstanding shares of Series A convertible preferred stock is $1,000 per share.

11. Stock Based Compensation, page F-22

81.	We note that for the stock options granted on November 7, 2005, you used the estimated fair value of the Series A preferred stock issued on August 31, 2005. Please revise your disclosure to explain how you determined the estimated fair value of your Series A preferred stock is representative of the fair value of your common stock.

Response to Comment 81

The registration statement has been revised in response to the Staff’s comment. Please see page F-23 to Amendment No. 1.

82.	We note that for your stock option grants on November 1, 2006 and December 5, 2006 that your starting point for estimating the fair value of common stock on those dates was the estimated fair value of your Series A convertible preferred stock of $3,198 per share issued in connection with your acquisition of eFinancialGroup. Please address each of the following points:

•

Ensure that your disclosure regarding how the estimated fair value of Series A convertible preferred stock is representative of the fair value of your common stock also considers these two stock option grant dates.

•

Revise your disclosure to provide a comprehensive discussion of the specific adjustments made to the $3,198 per share starting point for the dividend payment issued on October 2006 that reduced your then outstanding stock option exercise prices by $89 and the incurrence of additional debt. If the additional debt you are referring to is the debt incurred to acquire eFinancialGroup, please explain why this debt was not already considered when estimating the fair value of the Series A convertible preferred stock.

Response to Comment 82

The registration statement has been revised in response to the Staff’s comment. Please see pages F-22-F-23 to Amendment No. 1. The Company has informed us that the $3,198 per share value determined in the eFinancialGroup Acquisition is not related to the reduction in exercise price. In addition, the disclosure has been revised to clarify the treatment of the reduction in exercise price. Please see page F-23 to Amendment No. 1.

83.	Regarding the first paragraph on page F-24, please clarify that this discussion relates only to the stock option grant that occurred on May 2, 2006. Otherwise, please revise your footnotes to the other three stock option grant dates.

Dice Holdings, Inc.

Response to Comment 83

The registration statement has been revised in response to the Staff’s comment. Please see page F-23 to Amendment No. 1.

14. Segment Information, page F-26

84.	Please revise your disclosure to include the general information about your reportable segments required by paragraph 26 of SFAS 131.

Response to Comment 84

The registration statement has been revised in response to the Staff’s comment. Please see page F-26 to Amendment No. 1.

85.	We note that you have included Corporate costs within DCS Online. Please either revise to separately present Corporate costs, or tell us how you determined such presentation complies with SFAS 131.

Response to Comment 85

The Company has informed us that it includes Corporate costs within DCS Online. The Company believes such presentation complies with SFAS 131. Paragraph 10b of SFAS 131 states that an operating segment is one “whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, among other criteria.” The Company’s corporate costs primarily include personnel costs related to executives and certain support staff and professional fees. The operating results regularly reviewed by the chief operating decision maker includes the corporate costs in the result of operations of the DCS Online segment. The Company believes it was not the intent of SFAS 131 to require the Company to report financial information externally that is not already being provided to the chief operating decision maker. This is consistent with Paragraph 81 in SFAS 131 which states in part that “the Board decided that the information to be reported about each segment should be measured on the same basis as the information used by the chief operating decision maker for purposes of allocating resources to segments and assessing segments’ performance. That is a management approach to measuring segment information as proposed in the Exposure Draft. The Board does not think that a separate measure of segment profit or loss or assets should have to be developed solely for the purpose of disclosing segment information.” The registration statement has been revised to explicitly note that Corporate costs are included in the DCS Online segment. Please see pages F-26 and F-41 to Amendment No. 1.

Dice Holdings, Inc.

eFinancialGroup Limited Consolidated Financial Statements for the Ten Months Ended October 31, 2006

1. Accounting Policies, page F-52

Turnover, page F-52

86.	We note that eFinancialCareers’ revenues are primarily generated from job postings and distribution agreements. Please revise the revenue recognition policy to clearly state how you recognize revenue for these revenue-generating activities. Currently, it is unclear if your discussion of subscriptions is for your job postings and distribution agreements.

Response to Comment 86

The Company has informed us that eFinancialCareers.com does not earn revenue from its distribution agreements. The registration statement has been revised to clarify that such distribution agreements are not a source of revenue. Please see page 85 to Amendment No. 1.

Share Options, page F-53

87.	Please revise to state how you accounted for your share options prior to January 1, 2006 under UK GAAP and US GAAP.

Response to Comment 87

The registration statement has been revised in response to the Staff’s comment. Please see page F-69 and F-80 to Amendment No. 1.

3. Operating Profit, page F-54

88.	Please revise this disclosure to clarify how the items listed roll up to the consolidated profit and loss account on page F-49.

Response to Comment 88

The registration statement has been revised in response to the Staff’s comment. Specifically, the table has been revised to show how the items roll up to the consolidated profit and loss account line items. Please see page F-70 to Amendment No. 1. The Company has advised us that the footnote on Operating Profit is a UK statutory requirement.

*  *  *  *

Dice Holdings, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brett D. Nadritch at (212) 373-3360.

Sincerely,

/s/ JOHN C. KENNEDY

John C. Kennedy, Esq.

cc:	Brian P. Campbell, Esq.
Dice Holdings, Inc.
Michael Kaplan, Esq.
Davis Polk & Wardwell